
10030211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAY 19 2010 WASH. D.C. 193

SEC FILE NUMBER
8- ~~ED35830C~~ 46964

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2009 (MM/DD/YY) AND ENDING 03/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 Woodcliff Drive
(No. and Street)

Fairport	New York	14450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Victoria Bach-Fink (585) 267-8000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVIE KAPLAN, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

1000 FIRST FEDERAL PLAZA	ROCHESTER	NEW YORK	14614
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victoria Bach-Fink, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Financial Group, Inc., as of March 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO/CFO

Title

Notary Public


NANCY B KAY
Notary Public - State of New York
NO. 01KA6168489
Qualified in Monroe County
My Commission Expires 6/11/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET FINANCIAL GROUP, INC.

March 31, 2010

TABLE OF CONTENTS

DAVIE KAPLAN
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Wall Street Financial Group, Inc.

We have audited the accompanying statement of financial condition of Wall Street Financial Group, Inc. as of March 31, 2010 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Financial Group, Inc. as of March 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted auditing standards.

Davie Kaplan, CPA, P.C.

April 22, 2010

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza Rochester, New York 14614
Tel 585-454-4161 Fax 585-454-2573 www.daviekaplan.com

WALL STREET FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2010

ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	$ 487,865
Commission accounts	347,719
Commissions receivable	336,163
Total current assets	1,171,747
PROPERTY AND EQUIPMENT, net	39,777
Total assets	$ 1,211,524
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Account payable and accrued expenses	$ 601,194
Total current liabilities	601,194
STOCKHOLDER'S EQUITY:	
Common stock - no par; 200 shares authorized, 110 shares issued and outstanding	16,000
Capital in excess of par	193,692
Retained earnings	400,638
Total stockholder's equity	610,330
Total liabilities and stockholder's equity	$ 1,211,524

The accompanying notes are an integral part of these statements.

WALL STREET FINANCIAL GROUP, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2010

REVENUES:	
Commissions	$ 13,950,145
Licensing fees	203,587
Interest income and other revenue	992,681
Total revenues	15,146,413
EXPENSES:	
Commission expense	12,225,749
Employee compensation and benefits	1,359,417
Regulatory fees, legal and accounting, and other related expenses	673,390
Other expenses	625,266
Total expenses	14,883,822
INCOME BEFORE STATE INCOME TAXES	262,591
STATE INCOME TAXES	8,701
NET INCOME	$ 253,890
NET INCOME PER SHARE (110 shares outstanding at March 31, 2010)	$ 2,308.09

The accompanying notes are an integral part of these statements.

WALL STREET FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2010

	Number of Shares	Common Stock	Capital in Excess of Par	Retained Earnings	Total Stockholder's Equity
Balance - April 1, 2009	110	$ 16,000	$ 193,692	$ 191,748	$ 401,440
Net income	-	-	-	253,890	253,890
Stockholder distributions	-	-	-	(45,000)	(45,000)
Balance - March 31, 2010	110	$ 16,000	$ 193,692	$ 400,638	$ 610,330

The accompanying notes are an integral part of these statements.

WALL STREET FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2010

Cash flows from operating activities	
Net income	$ 253,890
Adjustments to reconcile net income to net cash provided by operating activities	
Bad Debts	17,513
Depreciation	16,210
	287,613
Increase (decrease) in cash due to changes in operating assets and liabilities	
Commissions receivable	156,589
Accounts payable and accrued expenses	(26,634)
	417,568
Cash flows for financing activities	
Stockholder distributions	(45,000)
Net increase in cash and cash equivalents	372,568
Cash and cash equivalents, beginning	463,016
Cash and cash equivalents, ending	$ 835,584
Supplemental disclosures	
Income taxes	$ 8,701

The accompanying notes are an integral part of these statements.

WALL STREET FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED MARCH 31, 2010

Balance - April 1, 2009	$ -
Increases	-
Decreases	-
Balance - March 31, 2010	$ -

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business

Wall Street Financial Group, Inc. was incorporated in the State of New York on April 8, 1992. On April 1, 2007 the Company elected to become an S Corporation. The Company is a broker/dealer registered with the Securities Exchange Commission (SEC) and specializes in financial planning. The Company is a member of the National Association of Securities Dealers (NASD) and is registered to solicit business in all states. The Company is an "introducing broker" and earns commissions on the buying and selling of financial instruments. The Company's customers are located throughout the United States.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company reports on the accrual basis of accounting which recognizes income when earned and expenses when incurred. Financial statements are prepared in accordance with generally accepted accounting principles and the AICPA Industry Audit and Accounting Guide, *Brokers and Dealers in Securities*.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respect to cash and cash equivalents.

Commission Accounts

Commission accounts represent cash and cash equivalents segregated in various brokerage accounts.

The Company has cash accounts with two security firms which include required reserve accounts totaling $125,000.

Commissions Receivable

The Company has not recorded an allowance for commissions receivable since, in the opinion of management, such amounts are fully collectible. Losses from uncollectible commissions receivable are recorded when management deems they are uncollectible, greater than 30 days outstanding.

Note 2 – Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Depreciation is provided for using straight-line and declining balance methods over the following estimated useful lives:

Furniture and Fixtures	5-10 Years
Office Equipment	5-7 Years

Commission Revenue and Expenses

The Company's fee for executing a trade is reported as commission revenue on a trade date basis. Commissions earned but not received are accrued on the trade date. Commission expense represents the portion of the trade paid to the registered representative and is accrued on the trade date.

Income Taxes

The Company has elected to be treated as an S-corporation for Federal and New York State income tax reporting purposes. As a result of this election, the profit and loss of the Company is reported on the stockholder's individual income tax return.

Advertising Costs

Advertising costs are expensed as incurred and were $16,758 during the year ended March 31, 2010.

Events Occurring After Reporting Date

The Company has evaluated events and transactions that occurred between April 1, 2010 and April 22, 2010, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. No such events or transactions were noted.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results can differ from those estimates.

Note 3 – Property and Equipment

Property and equipment consisted of the following at March 31, 2010:

Furniture and Fixtures	$ 37,944
Office Equipment	114,933
	152,877
Less: Accumulated Depreciation	(113,100)
Property and Equipment, net	$ 39,777

Depreciation expense for the year ended March 31, 2010 totaled $16,210.

Note 4 – Operating Leases

The Company leases office space at 255 Woodcliff Drive in Perinton, New York. Effective December 3, 2008, the Company extended its lease agreement for a term of six years through November 2014. During fiscal 2010, the monthly rent under the terms of the lease was $7,720. The Company is responsible for its proportionate share of property taxes under the terms of this lease.

Future minimum annual lease payments required under the lease agreement are as follows as of March 31, 2010:

2011	$ 93,084
2012	94,412
2013	94,732
2014	97,056
	$ 379,284

Rent expense for the year ended March 31, 2010 was $103,203.

Note 5 – Net Capital

The Company is required to maintain a minimum net capital balance of $100,000 in accordance with the rules of the Securities and Exchange Commission. At March 31, 2010, the Company's excess net capital, computed in accordance with the rules, amounted to $424,848.

Note 6 – Retirement Plans

The Company sponsors a 401(k) profit sharing plan which covers all full time employees. Contributions to the profit sharing plan consisted of a company matching contribution plus any additional contributions made at the discretion of the Company's board of directors. The matching provision required the Company to match 50% of employee deferrals up to 6% of the employee's salary. Effective May 2009, the Company amended its plan to discontinue employer matching contributions. Total contributions during the year ended March 31, 2010 totaled $651.

Note 7 – Retained Earnings

On April 1, 2007 the Company elected to become an S Corporation. Retained earnings related to the C Corporation and S Corporation are $225,311 and $175,327, respectively, as of March 31, 2010.

Note 8 – Related Party Transactions

The Company engages in broker/dealer transactions with an entity related by common ownership. Total revenues related to these transactions amounted to $20,155 for the year ended March 31, 2010. Total expenses related to these transactions amounted to $12,653 for the year ended March 31, 2010.

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

Board of Directors and Stockholders
Wall Street Financial Group, Inc.

Our report on the examination of the basic financial statements of Wall Street Financial Group, Inc. for the year ended March 31, 2010 appears on page 2. This audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in the supplemental schedules has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davie Kaplan, CPA, P.C.

April 22, 2010

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza · Rochester, New York 14614
Tel: 585-454-4161 · Fax: 585-454-2573 · www.daviekaplan.com

WALL STREET FINANCIAL GROUP, INC.

STATEMENT OF NET CAPITAL COMPUTATION
FOR THE YEAR ENDED MARCH 31, 2010

Total Assets	$ 1,211,524
Less: Liabilities	(601,194)
Net Worth Before Deductions	610,330
Deductions and/or Changes to Net Worth	
Total Non-Allowable Assets	81,307
Total Deductions and/or Changes in Net Worth	81,307
Net Capital Before Haircuts	529,023
Haircuts:	
2% Money Market E & O	996
2% Money Market Savings	2,766
2% Money Market LLC	6
15% House Acct Stk or MF Balance in Securities	407
2% House Account MF or Stk or Balance	-
Total Haircuts	4,175
Net Capital	$ 524,848
Minimum Net Capital Required	
6-2/3% of Aggregate Indebtedness of $601,194	40,080
Required Minimum Net Capital	100,000
Excess Net Capital	
Net Capital, Per Above	524,848
Minimum Net Capital, Per Above	100,000
Excess Net Capital	$ 424,848
Excess Net Capital at 1000% of Aggregate Indebtedness ($524,848 Less 10% of $601,194)	$ 464,728
Computation of Aggregate Indebtedness	
Percentage of Aggregate Indebtedness to Net Capital $601,194/$524,848	115%

The accompanying notes are an integral part of this statement.

WALL STREET FINANCIAL GROUP, INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 WITH THE CORRESPONDING COMPUTATION IN PART II OF THE UNAUDITED FORM X-17a5

FOR THE YEAR ENDED MARCH 31, 2010

Unaudited Capital Computation	$ 524,848
Regulatory Fees, Legal and Accounting, and Other Related Expenses	-
Commission Expense	-
Audited Capital Computation	$ 524,848

The accompanying notes are an integral part of this statement.

Because of the inherent limitations in internal control or the practices and procedures referred to above, fraud may occur and not be detected. Also, projections of any evaluations of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to above are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

David Kaplan, CPA, P.C.

Rochester, New York
April 22, 2010


DAVIE KAPLAN

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Wall Street Financial Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended March 31, 2010, which were agreed to by Wall Street Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Wall Street Financial Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Wall Street Financial Group, Inc.'s management is responsible for the Wall Street Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended March 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Provided the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

Davie Kaplan, CPA, P.C.

Rochester, New York
April 22, 2010

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza · Rochester, New York 14614
Tel. 585-454-4161 · Fax 585-454-2573 · www.daviekaplan.com

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza • Rochester, New York 14614
Tel: 585-454-4161 • Fax: 585-454-2573 • www.daviekaplan.com

WALL STREET FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED
MARCH 31, 2010
AND
INDEPENDENT AUDITORS' REPORT

DAVIE KAPLAN
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors
Wall Street Financial Group, Inc.

In planning and performing our audit of the financial statements of Wall Street Financial Group, Inc. (the Company), as of and for the year ended March 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza · Rochester, New York 14614
Tel. 585-454-4161 · Fax: 585-454-2573 www.daviekaplan.com